Rafferty Asset Management, LLC
1301 Avenue of the Americas (6th Avenue), 28th Floor
New York, New York 10019
March 30, 2022
VIA EDGAR
Mr. Timothy Worthington
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re: Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A
Dear Mr. Worthington:
The following are responses to the comments that we received from you by telephone on March 10, 2022 regarding Post-Effective Amendment No. 325 to the Registration Statement on Form N-1A for the Direxion Daily China Technology Bull 2X Shares, Direxion Daily China Technology Bear 2X Shares (the “China Technology ETFs”), Direxion Daily Electric and Autonomous Vehicles Bull 2X Shares, Direxion Daily Electric and Autonomous Vehicles Bear 2X Shares (the “EV/AV ETFs”), Direxion Daily E-Gaming Bull 2X Shares, Direxion Daily E-Gaming Bear 2X Shares (the “E-Gaming ETFs”), Direxion Daily TIPS Bull 2X Shares and Direxion Daily TIPS Bear 2X Shares, each a series of the Direxion Shares ETF Trust (the “Trust”), which was filed with the SEC on January 21, 2022.
The Direxion Daily China Technology Bull 2X Shares, Direxion Daily Electric and Autonomous Vehicles Bull 2X Shares, Direxion Daily E-Gaming Bull 2X Shares and Direxion Daily TIPS Bull 2X Shares are each a “Bull Fund.” The Direxion Daily China Technology Bear 2X Shares, Direxion Daily Electric and Autonomous Vehicles Bear 2X Shares, Direxion Daily E-Gaming Bear 2X Shares and Direxion Daily TIPS Bear 2X Shares are each a “Bear Fund." Individually, each Bull Fund and Bear Funds is a “Fund” and, together, they are the “Funds.”
Your comments and the Trust’s responses are set forth below.
Global Comments:
1) Please supplementally outline each Fund’s plans for compliance with the new derivatives risk management rule, including each Fund’s Derivatives Risk Management Program and whether the Fund will use an absolute or relative VaR test.
Registrant intends to rely on its exemptive relief to issue shares of the Funds prior to its compliance with the derivatives risk management rule (the “Rule”). The Trust will comply with the Rule prior to the August 19, 2022 compliance date. The Board of Trustees of the Trust has appointed a derivatives risk manager and adopted policies and procedures as part of the derivatives risk management program. The Trust will utilize a third-party to provide certain services related to the value at risk (“VaR”) calculations, stress testing and backtesting required by the Rule. Each Fund will use a relative VaR test and each Fund’s designated reference portfolio will be its underlying index.
2) Please explicitly state in “Leverage Risk” that each Fund can only suspend creations in extraordinary circumstances and for limited time periods consistent with Rule 6c-11 and the adopting release for the rule.
Registrant notes that compliance with Rule 6c-11 under the 1940 Act is not conditioned on an ETF not suspending creations. Nevertheless, Registrant will consider revising the risk disclosure in connection with the Trust’s 2023 annual update.
3) For each Bear Fund, please confirm that expenses relating to shorting with dividends paid on stocks sold short are included in the prospectus fee table.
Registrant confirms that all expenses related to shorting with dividends paid on stocks sold short are included in the fee tables for each Bear Fund.
4) In the “Cash Transaction Risk” paragraph, please disclose that the brokerage costs described in the paragraph could include capital gains or losses that would not have been incurred had share redemptions been made in kind, and disclose that these costs could decrease the Fund’s net asset value such costs are not offset.
Registrant notes that the Bear Funds must transact in cash and cannot make redemptions in kind and, therefore, respectfully declines to add the requested disclosure.
5) “Securities Lending Risk” appears in the Principal Investment Risks section; if “Securities Lending Risk” is a principal risk, please provide an equivalent disclosure in the Principal Investment Strategy section.
Registrant confirms that Securities Lending Risk is not a principal risk of each Fund and has removed such disclosure from the Principal Investment Risks section.
China Technology ETFs:
6) Please add disclosure describing the component indexes, the FTSE China Index and FTSE China A Stock Connect CNH Index.

Registrant added the requested disclosure describing the component indexes.
7) The prospectus states that “Underlying Index constituents are modified market capitalization weighted.” Please explain what is meant by “modified.”
Registrant revised the disclosure to include an explanation that “modified” means that a constituent’s market capitalization is weighted according to an investability weighting based on the constituent’s free float and foreign ownership limits.
8) Given the inclusion of China in the name of each Fund, each Fund should have an 80% policy with respect to China under Rule 35d-1 under the 1940 Act.
The Direxion Daily China Technology Bull 2X Shares has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus borrowing for investment purposes) in financial instruments, such as swap agreements, securities of the FTSE China Incl A 25% Technology Capped Index (the “Index”), and exchange-traded funds ("ETFs") that track the Index and other financial instruments that provide daily leveraged exposure to the Index or to ETFs that track the Index. The Direxion Daily China Technology Bear 2X Shares has adopted a policy to invest, under normal circumstances, in swap agreements, futures contracts, short positions or other financial instruments that, in combination, provide inverse (opposite) or short leveraged exposure to the Index equal to at least 80% of the Fund’s net assets (plus borrowing for investment purposes).
Because the Index is comprised of Chinese technology companies, as described in the Principal Investment Strategies section, and each China Technology ETF seeks daily investment results, before fees and expenses, of 200% or -200% of the daily performance of the Index, then each China Technology ETF will inherently be invested 80% in Chinese technology companies.
9) We note that each Fund has a strategy to track an index with exposure to emerging and frontier markets. Please disclose the following risks, or explain why the following risks are inapplicable:
a) The potential for errors in index computation or index construction if information related to non-U.S. companies is unreliable or unavailable due to different regulatory, accounting, or recordkeeping standards.
b) The potential significance of such index computation or construction errors on the Fund’s performance.
c) Limitations on the Fund’s advisor’s ability to oversee the index provider’s due diligence process over index data prior to use in index computation, construction, or rebalancing.
d) The rights and remedies associated with the Fund tracking an index of foreign securities may be different from those of a fund tracking an index of domestic companies.
Registrant believes that the risks outlined above are appropriately disclosed in the “Index Strategy Risk,” “Emerging Markets Risk” and “Foreign Securities Risk.” Registrant respectfully disagrees that each China Technology ETF is exposed to risks associated with frontier markets.
EV/AV ETFs:
10) Please provide the index methodology and constituents.
Registrant had provided the index methodology and constituents supplementally.
11) Each Fund’s summary prospectus states: “Securities must also be U.S.-listed, have a minimum total market capitalization of $500 million and meet certain liquidity requirements to be included in the Index.” (Emphasis supplied.) Please clarify what these liquidity requirements are.
Registrant modified the disclosure to clarify the liquidity requirements.
12) The summary prospectus has included “International Closed-Market Trading Risk” and “Foreign Securities Risk”, but each Fund appears to be 100% U.S.-listed. Please explain inclusion of these risks.
Registrant notes that these risk disclosures have been included in the summary prospectuses because the Funds may invest in American Depositary Receipts (ADRs).
E-Gaming ETFs:
13) Please provide the index methodology and constituents.
Registrant has provided the index methodology and constituents supplementally.
14) The summary prospectus lists “Hardware Providers” as a sub-theme of the underlying index, which includes companies that provide “primary” and “peripheral” hardware. In turn, the prospectus states that peripheral hardware includes companies that manufacture “gaming-related auxiliaries.” Please provide an explanation of “gaming-related auxiliaries” in plain English.
Registrant clarified that “gaming-related auxiliaries” are gaming accessories and added examples to the disclosure.
15) The summary prospectus states that “[c]ompanies involved in business activities associated with these sub-themes will be eligible for inclusion” in the underlying index. Please delete this sentence or provide clarification.
Registrant deleted this sentence.
16) Each Fund’s summary prospectus states: “Securities must also be U.S.-listed, have a minimum total market capitalization of $500 million and meet certain liquidity requirements to be included in the Index.” Please clarify what these liquidity requirements are.
Registrant modified the disclosure to clarify the liquidity requirements.

17) Please apply the Names Rule “80% Test” specifically for the named item in the fund (e.g. the 80% Test applied specifically to E-Gaming).
The Direxion Daily E-Gaming Bull 2X Shares has adopted a policy to invest, under normal circumstances, at least 80% of its net assets (plus borrowing for investment purposes) in financial instruments, such as swap agreements, securities of the Indxx US E-Gaming Index (the “Index”), and ETFs that track the Index and other financial instruments that provide daily leveraged exposure to the Index or to ETFs that track the Index. The Direxion Daily E-Gaming Bear 2X Shares has adopted a policy to invest, under normal circumstances, in swap agreements, futures contracts, short positions or other financial instruments that, in combination, provide inverse (opposite) or short leveraged exposure to the Index equal to at least 80% of the Fund’s net assets (plus borrowing for investment purposes).
Because the Index is comprised of E-Gaming companies, as described in the Principal Investment Strategies section, and each E-Gaming ETF seeks daily investment results, before fees and expenses, of 200% or -200% of the daily performance of the Index, then each E-Gaming ETF will inherently be invested 80% in E-Gaming companies.
I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Stacy Fuller of K&L Gates LLP at (202) 778-9475.
Sincerely,
DIREXION SHARES ETF TRUST
/s/ Patrick J. Rudnick
Patrick J. Rudnick
Principal Executive Officer

cc: Stacy Fuller, K&L Gates LLP
Angela Brickl, Rafferty Asset Management, LLC